SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2005	Commission File No. 333-19241

Burlington Northern Santa Fe

Investment and Retirement Plan

(Full Title of Plan)

BURLINGTON NORTHERN SANTA FE CORPORATION

2650 Lou Menk Drive, Second Floor

Fort Worth, Texas 76131-2830

(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Burlington Northern Santa Fe Investment and Retirement Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the “Plan”) as of December 31, 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2004, were audited by other auditors whose report dated June 28, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Burlington Northern Santa Fe Investment and Retirement Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 19, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Burlington Northern Santa Fe Investment and Retirement Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits presents fairly, in all material respects, the net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

June 28, 2005

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2005		2004
ASSETS
Investments, at fair value:
Investment in BNSF 401(k) Plans Master Trust (Note 3)	$1,037,233	*	$443,506	*
Participant loans	17,420		19,305

	1,054,653		462,811

Investments in registered investment companies, at quoted market prices:
Vanguard 500 Index Fund	—		173,531	*
Vanguard Windsor II Fund	—		74,159	*
Vanguard Wellington Fund	—		51,715	*
Vanguard International Growth Fund	—		39,299
Vanguard Growth Index Fund	—		35,805
Vanguard Total Bond Market Index Fund	—		29,200
Wells Fargo Small Company Growth Fund	—		53,769	*

	—		457,478

Receivables
Employer Contributions Receivable	759		—

NET ASSETS AVAILABLE FOR BENEFITS	$1,055,412		$920,289

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2005
Additions
Investment income:
Plan interest in BNSF 401(k) Plans Master Trust investment income (Note 3)	$136,177
Interest income from participant loans	1,022

Total investment income	137,199
Contributions:
Employer	20,187
Participant	40,585

Total contributions	60,772
Asset transfers from other plans, net	262

Total additions	198,233

Deductions
Benefit payments to participants	63,052
Administrative expenses (Note 4)	58

Total deductions	63,110

Net increase	135,123
Net assets available for benefits:
Beginning of year	920,289

End of year	$1,055,412

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible employees of Burlington Northern Santa Fe Corporation and certain affiliated companies (BNSF or Employer) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by the Employer’s matching contributions, may be invested at the participant’s direction in various investment funds.

Administration

The Plan was amended effective July 21, 2005, to provide that the BNSF Vice President - Human Resources and Medical is the Administrator of the Plan. Prior to July 21, 2005, the Plan was administered by the Burlington Northern Santa Fe Employee Benefits Committee (EBC) appointed by the Chief Executive Officer of BNSF. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. The EBC continues to be responsible for appointing and removing the Trustee, specifying the investment options available under the Plan and deciding benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plan Master Trust (the Master Trust) and, along with the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust. Prior to 2005, the Master Trust held the BNSF common stock fund and the guaranteed investment contract (GIC) stable value fund; however, in 2005, all investments in registered investment companies were transferred to the Master Trust.

Eligibility

Any salaried employee, except a non-resident alien, of the Employer or of certain affiliated companies, who is not subject to a collective bargaining agreement, is eligible to participate in the Plan on the first of the month following 30 days of compensated service with the Company.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary, commissions and bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2005, the limitation was $210 thousand.

Effective April 1, 2004, the maximum limitation on total before-tax and after-tax employee contributions is 25% of a participant’s base salary, commissions and Incentive Compensation Plan bonus award with separate elections for each, not to exceed certain limits as described in the Plan document. All employee-elected contributions are made by means of regular payroll deductions.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

The Employer matches 50% of the first 6% of employee-elected before-tax contributions for each pay period. Employer matching contributions will be made in cash, as soon as practicable after the end of each pay period, within ERISA regulated limitations. The Employer may make an additional matching contribution of up to 30% of the first 6% of employee-elected before-tax contributions for each pay period depending on BNSF’s performance. Subsequent to December 31, 2005, the Employer approved an additional match of 30% of the deferred contributions up to 6% of compensation actually made, which resulted in an additional Employer contribution of $7,182 thousand that will be reflected in the 2006 financial statements. These additional contributions are recorded in the financial statements at the time of approval by the Compensation Committee. Under the provisions of the Plan, additional Employer matching contributions will be made solely from the year-to-date net income or retained income of BNSF.

During the 2005 plan year, in accordance with the provisions of the IRC, no participant could elect more than $18 thousand in before-tax contributions, which includes a $4 thousand limit for catch-up contributions for participants 50 years of age or older. The limitation does not include the Employer’s matching contributions. In addition, the Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower paid employees. In no event may the total of employee-elected before-tax contributions, employee after-tax contributions, and the Employer’s matching contributions exceed the lesser of $42 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF’s matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into various investment options offered by the Plan. The Plan offers one BNSF common stock fund, fourteen mutual funds and a GIC stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another within certain guidelines as described in the Plan document and the relevant investment prospectus.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. Employer matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

*	The term “Vesting Service” is defined as the number of plan years in which the employee is compensated for at least 1,000 hours of work by the Employer, in any capacity.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

Participant Loans

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or up to 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2005 range from 5.00% to 10.75%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested Employer matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 1/2 to withdraw the participant’s before-tax contributions only in the event of hardship (as defined in the Plan). Earnings on before-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distributions from the Plan, unless in the event of hardship, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with the Company.

Distributions generally occur or commence no later than as soon as reasonably practicable following the later of the time when a participant attains age 65 or terminates employment. A participant who terminated employment prior to age 65 will receive a distribution at age 65, but may request a distribution at any time prior to attainment of age 65. By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 1/2 or retires. In the event of the death of a participant, the participant’s account is distributed to his beneficiary. Immediate lump sum distributions are required in the case of accounts valued at up to $5 thousand. Effective March 28, 2006, mandatory lump sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested Employer matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

-	First, to restore previously forfeited amounts of other participants who have resumed employment with the Employer;

-	Second, to offset future Employer matching contributions; and

-	Finally, to pay administrative expenses of the Plan.

Forfeitures used were $38 thousand and $6 thousand in 2005 and 2004, respectively. At December 31, 2005 and 2004, unused forfeited balances totaled $309 thousand and $91 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. Employer matching contributions may be discontinued and participation by the Employer in the Plan may be terminated at any time at the election of the Employer. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is stated at fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s Statement of Net Assets Available for Benefits.

Benefit Payments to Participants

Benefits are recorded when paid.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

Impact of recently issued accounting standards

In 2005 the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 94-1-4 Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Health and Welfare and Pension Plans. Effective December 31, 2006, FSP 94-1-4 will require all investments which are considered benefit responsive investments to be stated at fair value as opposed to the contract value. The Plan currently invests in guaranteed interest accounts which are considered benefit responsive investments. FSP 94-1-4 will be effective for the Plan in 2006 and management has yet to determine the impact.

NOTE 3 – INVESTMENT IN MASTER TRUST

A majority of the Plan’s investments are in a Master Trust, which was established for the investment of assets of the Plan and the Non-Salaried Plan of the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 49% and 58%, respectively. The following table presents the value of investments in the Master Trust (in thousands):

	As of December 31,
	2005	2004
Investments, at fair value:
Money market fund	$26,285	$7,925
Investments in registered investment companies	1,118,721	—
Common stock	578,970	399,155

	1,723,976	407,080

Investments, at contract value:
GICs	99,474	85,406

Investments underlying Synthetic GICs:
Common/collective trusts, at fair value	291,372	280,030
Synthetic GIC wrappers	2,328	(3,601)

Synthetic GICs, net at contract value	293,700	276,429

	$2,117,150	$768,915

Investment income for the Master Trust was as follows (in thousands):

Year Ended December 31, 2005
Investment income:
Net appreciation in fair value of common stock	$199,175
Interest and dividend income from registered investment companies	56,716
Net appreciation in fair value of registered investment companies	21,035
Dividend income from common stock	7,946

$284,872

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Master Trust at year end. Common stock is valued at its year-end quoted market value determined from publicly stated price information. The money market fund is stated at fair market value. GICs are valued at contract value, which approximates fair value.

For synthetic GICs, the ownership of the underlying common/collective trusts is retained by the Master Trust and is reported at fair value. The crediting rate for synthetic GICs is recalculated quarterly, and these contracts do not provide for a minimum crediting rate. The synthetic GIC wrappers are valued at the difference between the fair value of the underlying common/collective trusts and the contract value of the synthetic GICs. When considered together, the underlying assets of the common/collective trusts and the synthetic GIC wrappers are reported at contract value, as participants are guaranteed return of principal and accrued interest.

GICs and synthetic GIC wrappers (Contracts) held by the Master Trust are issued by various banks and insurance companies. All Contracts are fully benefit responsive and, in accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans, are recorded at contract value, which approximates fair value. The total return of the Contracts, net of fees, was 4.48% and 4.45% for 2005 and 2004, respectively. The crediting interest rates for the Contracts had a range of 2.84% to 6.15% as of December 31, 2005 and 1.93% to 7.05% as of December 31, 2004. The Contracts had scheduled maturities from January 2006 to October 2010 as of December 31, 2005 and from April 2005 to September 2009 as of December 31, 2004. No valuation reserve was recorded as of December 31, 2005 and 2004.

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $182 million and sales of $203 million of the Company’s stock during the year ended December 31, 2005. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees, are paid by BNSF. For the year ended December 31, 2005, BNSF paid $200 thousand in administrative expenses on behalf of the Plan.

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF by letter dated August 19, 2003, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. However, the Plan administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not taxable to the participants until withdrawn or distributed. After-tax contributions are not subject to taxation upon withdrawal.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes Financial Statements

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	December 31,
	2005	2004
Net assets available for benefits from the financial statements	$1,055,412	$920,289
Participant loans reduced by current year deemed distributions	(85)	(182)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(591)	(473)

Net assets available for benefits from the Form 5500	$1,054,736	$919,634

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

			EIN 36-2686122
Attachment to Form 5500, Schedule H, Line 4i:			Plan # 002
(In thousands)
(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$1,037,233
*	Participant loans	Interest of 5.00% - 10.75% with maturities from one month to fifteen years	17,420

	Total assets held for investment purposes		$1,054,653

*	A party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Northern Santa Fe Investment and Retirement Plan

By:	/s/ Jeanne E. Michalski
Vice President - Human Resources and Medical

Date: June 28, 2006

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

EXHIBITS

Exhibit No.

23.1	Consent of Whitley Penn LLP

23.2	Consent of PricewaterhouseCoopers LLP